Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of Vantage Pipeline Acquisition and Interest in Associated Assets

CALGARY, Oct. 24, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that the Company has completed its previously announced acquisition (the "Transaction") of the Vantage pipeline system ("Vantage") and Mistral Midstream Inc.'s ("Mistral") interest in the Saskatchewan Ethane Extraction Plant ("SEEP") from certain entities affiliated with Riverstone Holdings LLC (the "Seller").

"I am very pleased to add these strategic assets to our energy infrastructure portfolio" said Mick Dilger, Pembina's President and Chief Executive Officer. "Expanding our footprint into the prolific Bakken play and connecting it to the Alberta petrochemical market in a low-risk transaction is a logical step for us, and one that is in line with our integrated strategy. We expect that future opportunities associated with both Vantage and SEEP will provide further diversification and growth for our asset base, which will ultimately translate into continued long-term value for our shareholders."

Pursuant to the Transaction, Pembina has acquired all of the equity interests of Vantage Pipeline Canada ULC, Vantage Pipeline US LP and Mistral and repaid Vantage's bank indebtedness of approximately US$224 million in a transaction valued at approximately US$650 million. Pembina paid cash of US$395 million and US$255 million in its common shares to fund the Transaction. The Company funded the cash portion of the consideration in part with proceeds from its previously announced bought-deal preferred share issuance, which closed on September 11, 2014, as well as existing credit capacity. The US$255 million common share portion of the consideration resulted in 5.61 million shares being issued to the Seller. In addition, given the Transaction's effective date of August 1, 2014, Pembina will reimburse the Seller for approximately US$23 million that was spent to advance the construction of SEEP between the effective date and the closing date of the Transaction. Pembina is also pleased to announce that it has reached an agreement to acquire the remaining 10 percent interest in SEEP, which is anticipated to close shortly after the Transaction, after which time Pembina will own 100 percent of the 60 mmcf/d deep cut processing facility.

For additional information on the transaction, including a description of the assets acquired, please see Pembina's website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "expand", "would", "plans" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the Transaction, including the anticipated benefits of the Transaction to Pembina; the anticipated timing of the acquisition of the remaining interest in SEEP; corporate strategy and the expected integration of the acquired assets with Pembina's business; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing and transportation services; future levels of oil and natural gas development; potential revenue and cash flow enhancement; future cash flows; the ability of parties to satisfy conditions to closing of the additional SEEP interest; future levels of oil and natural gas developments.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure to realize the anticipated benefits of the Transaction following closing due to integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Laura Lunt, Senior Manager, Regulatory, Environment & External Relations, (403) 231-7500

CO: Pembina Pipeline Corporation

CNW 14:32e 24-OCT-14